SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 2)*

                         INDIVIDUAL INVESTOR GROUP, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    455907105
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                                 (CUSIP Number)

                               Wise Partners, L.P.
                            c/o Jonathan L. Steinberg
                       c/o Individual Investor Group, Inc.
                          125 Broad Street, 14th Floor
                            New York, New York 10004
                            Telephone: (212) 742-2277
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                December 15, 2000
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 455907105                                    Page 2 of 9 Pages
---------------------------                      ------------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Wise Partners, L.P.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A - See Item 3
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)
                                                                           |_|
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                            7        SOLE VOTING POWER

                                     -0-
                            ---------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                  -0-
         OWNED BY           ---------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                     -0-
           WITH             ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     -0-
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                            |_|
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  455907105                                    Page 3 of 9 Pages
-----------------------                            -------------------------

          This Amendment No. 2 adds the following information to Items 3, 6 and 7 and restates in its entirety Items 4 and 5 of the Schedule 13D filed by Wise Partners , L.P. (the "Partnership") with respect to ownership of the Common Stock, par value $.01 per share (the "Common Stock") of Individual Investor Group, Inc. ("Issuer").

Item 3.   Source and Amount of Funds or Other Consideration

          On December 15, 2000, the Partnership entered into a stock purchase agreement ("Purchase Agreement") with the Issuer pursuant to which the Partnership sold to the Issuer 1,781,133 shares of the Issuer's Common Stock, representing the Partnership's entire holding of the Issuer's Common Stock, at $0.09 per share for an aggregate purchase price of $160,301.97. As a result of this transaction, the Partnership no longer beneficially owns any shares of the Issuer's Common Stock.

Item 4.   Purpose of Transactions

          The Partnership disposed of the shares in the ordinary course of the Partnership's business activities and the specific purpose of the disposition was to generate a capital loss to offset other capital gains recorded by the Partnership. Mr. Jonathan L. Steinberg, the General Partner of the Partnership, is also Chief Executive Officer and a Director of the Issuer. Although Mr. Steinberg, in his capacity as the Chief Executive Officer and Director of the Issuer, may be involved in the consideration of various proposals considered by the Issuer's Board of Directors, the Partnership has no present plans which relate to or would result in: the acquisition or disposition of the Issuer's Common Stock; an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          On December 15, 2000, the Partnership entered into the Purchase Agreement described above in Item 3. As a result of this transaction, the Partnership ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock and does not currently own any shares of the Issuer's Common Stock.

CUSIP No.  455907105                                      Page 4 of 9 Pages
------------------------                           --------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

          On December 15, 2000, the Issuer entered into the Purchase Agreement with the Partnership described in Item 3 above.

Item 7.   Material to be Filed as Exhibits

          1. Stock Purchase Agreement, dated as of December 15, 2000, among Wise Partners, L.P. and Individual Investor Group, Inc.

CUSIP No.  455907105                                     Page 5 of 9 Pages
-------------------------                             -----------------------


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2001

                                                     WISE PARTNERS, L.P.


                                              By:   /s/ Jonathan L. Steinberg
                                                   ---------------------------
                                                   Name:  Jonathan L. Steinberg
                                                   Title: General Partner

CUSIP No.  455907105                                  Page 6 of 9 Pages
------------------------                   ---------------------------------

                                                                       EXHIBIT 1

          This STOCK PURCHASE AGREEMENT, dated as of December 15, 2000 ("Agreement"), is between Wise Partners, L.P., a Delaware limited partnership with an address at c/o Jonathan Steinberg, 125 Broad Street, 14th Floor, New York, New York 10004 ("Seller"), and Individual Investor Group, Inc., a Delaware corporation with its principal offices at 125 Broad Street, 14th Floor, New York, New York 10004 ("Buyer").

          WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, an aggregate of 1,781,133 shares of common stock, $.01 par value per share ("Common Stock"), of Buyer, on the terms and conditions set forth in this Agreement.

          IT IS AGREED:

          1. Purchase and Sale of Shares. Subject to the terms and conditions herein set forth, Seller hereby agrees to sell 1,781,133 shares of Common Stock ("Purchased Shares"), and Buyer hereby agree to purchase from Seller the Purchased Shares for an aggregate purchase price of $160,301.97 [$.09 per Purchased Share] ("Purchase Price").

          2. Closing Procedure. Seller hereby delivers to Buyer the stock certificates representing the Purchased Shares and stock powers duly endorsed for transfer of the Purchased Shares, with signature Medallion Guaranteed. Buyer hereby delivers the Purchase Price to Seller by wire transfer to an account designated by Seller.

          3. Representations of Seller. Seller hereby represents and warrants to Buyer the following representations and warranties.

             (a) Seller is the holder of record and beneficial owner of the Purchased Shares free and clear of any security interests, liens or encumbrances, and Seller has not granted to any person or persons any options or other rights to buy, or proxies or other rights to vote, the Purchased Shares.

             (b) Seller has full legal power to execute and deliver this Agreement and to perform its obligations hereunder. All acts required to be taken by Seller to enter into this Agreement and to carry out the transactions contemplated hereby have been, or prior to the Closing Date shall have been, properly taken; and this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by Seller in accordance with its terms will not, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any encumbrance pursuant to, or require the consent of any third party or governmental authority pursuant to, (i) the partnership agreement pursuant to which Seller was created and any operating

CUSIP No.  455907105                                Page 7 of 9 Pages
--------------------------                    ------------------------------

agreement pursuant to which Seller is governed or (ii) any franchise, mortgage, indenture or deed of trust or any material lease, license or other agreement or any law, regulation, order, judgment or decree to which Seller is a party or by which Seller (or any of his assets, properties, operations or businesses) may be bound, subject to or affected.

             (c) In the sale of the Purchased Shares hereunder, Seller is not relying on any state of facts about Buyer set forth in the public disclosure documents of Buyer which have been filed with or disclosed to the Securities and Exchange Commission or with any other public body or any news wire service. The sale of the Purchased Shares is being motivated by certain tax requirements of Seller and Seller has obtained several proposals from independent third parties for the purchase of the Purchased Shares immediately prior to its entry into this Agreement, each of which has been evaluated by Seller in conjunction with its decision to sell the Purchased Shares to Buyer.

          4. Representations and Warranties of Buyer. Buyer hereby represents and warrants to Seller that:

             (a) Buyer has full legal power to execute and deliver this Agreement and to perform its obligations hereunder. All acts required to be taken by Buyer to enter into this Agreement and to carry out the transactions contemplated hereby have been, or prior to the closing described in Section 2 hereof shall have been, properly taken; and this Agreement constitutes a legal, valid and binding obligation of Buyer enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by Buyer in accordance with its terms will not, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any encumbrance pursuant to, or require the consent of any third party or governmental authority pursuant to (i) any provision of the certificate of incorporation or by-laws, if any, of Buyer, or (ii) any franchise, mortgage, indenture or deed of trust or any material lease, license or other agreement or any law, regulation, order, judgment or decree to which Buyer is a party or by which Buyer (or any of its assets, properties, operations or businesses) may be bound, subject to or affected.

          5. Indemnification. Seller shall indemnify and hold harmless Buyer and its successors and assigns from and against any losses, damages, expenses or liabilities, including, without limitation, reasonable attorneys' fees, which may be sustained, suffered or incurred by Buyer and its successors and assigns, arising from or in connection with the breach of any of Seller's covenants, representations, warranties, agreements, obligations or undertakings hereunder. Buyer shall indemnify and hold harmless Seller and its successors, and assigns, from and against any losses, damages, expenses or liabilities, including, without limitation, reasonable attorneys' fees, which may be sustained, suffered or incurred by Seller arising from or in connection with the breach of any of Buyer's representations or warranties hereunder.

          6. Miscellaneous.

             (a) The warranties, representations, covenants and indemnities of Seller and Buyer contained in or made pursuant to this Agreement shall survive the closing of the transaction contemplated by this Agreement and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of Buyer or Seller.

CUSIP No.  455907105                                  Page 8 of 9 Pages
------------------------                      --------------------------------

             (b) This Agreement shall be binding upon and inure to the benefit of each party hereto, and its respective successors and assigns. This Agreement constitutes the entire understanding and agreement between the parties with regard to the subject matter hereof and may not be amended or modified except by a written agreement specifically referring to this Agreement signed by all the parties. No waiver of any breach or default hereunder shall be considered valid unless in writing and signed by the party giving such waiver, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

             (c) This Agreement shall be governed by and construed under the internal laws of the State of New York, disregarding any principles of conflicts of laws.

             (d) Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction.

             (e) In the event that any provision of this Agreement would be held to be invalid, prohibited or unenforceable in any jurisdiction for any reason, unless such provision is narrowed by judicial construction, this Agreement shall, as to such jurisdiction, be construed as if such invalid, prohibited or unenforceable provision had been more narrowly drawn so as not to be invalid, prohibited or unenforceable. If, notwithstanding the foregoing, any provision of this Agreement would be held to be invalid, prohibited or unenforceable in any jurisdiction for any reason, such provision, as to such jurisdiction, shall be ineffective to the extent of such invalidity, prohibition or unenforceability, without invalidating the remaining portion of such provision or the other provisions of this Agreement of affecting the validity or enforceability of such provision in any other jurisdiction.

CUSIP No.  455907105                                   Page 9 of 9 Pages
------------------------                         --------------------------


          IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the date first above written.

SELLER:

WISE PARTNERS, L.P.

/s/ Jonathan L. Steinberg
---------------------------------------
Jonathan L. Steinberg, General Partner


BUYER:

INDIVIDUAL INVESTOR GROUP, INC
---------------------------------------


/s/ Gregory E. Barton
-------------------------------------------
Gregory E. Barton, Vice President, Business
Development, Finance and Legal Affairs and
Chief Financial Officer